EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
September 30, 2012

Income before provision for income taxes and fixed charges (Note A)	$137,030,690

Fixed charges:
Interest on long-term debt	$40,895,655
Interest on short-term debt	192,380
Other interest	1 ,050,698
Rental expense representative of an interest factor (Note B)	5,889,289

Total fixed charges	$48,028,022

Ratio of earnings to fixed charges	2.85 x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).